EXHIBIT J-1


DRAFT NOTICE OF FILING FOR PUBLICATION IN THE FEDERAL REGISTER

SECURITIES AND EXCHANGE COMMISSION

[Release No. 35-_____]

Filings Under the Public Utility Holding Company Act of 1935, as amended ("Act" or "1935 Act")

[Date of Notice]

  Notice is hereby given that the following filing has been made with the Commission pursuant to provisions of the Act and Rules promulgated under the Act. All interested persons are referred to the application and declaration for complete statements of the proposed transactions summarized below. The application and declaration and any amendments are available for public inspection through the Commission's Branch of Public Reference.

  Interested persons wishing to comment or request a hearing on the application or declaration should submit their views in writing by [Date], 2000, to the Secretary, Securities and Exchange Commission, Washington, DC 20549-0609, and serve a copy on the relevant applicants and declarants at the addresses specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After [Date], 2000, the application and declaration, as filed or as amended, may be granted and/or permitted to become effective.

PowerGen plc, et al. (70- _____)

     PowerGen plc ("PowerGen"), a public limited company organized under the laws of England and Wales, PowerGen US Holdings Limited ("US Holdings"), PowerGen US Investments Limited, Ergon US Investments Limited, PowerGen Luxembourg SA, PowerGen Luxembourg Holdings SA, PowerGen Luxembourg Investments SA, PowerGen US Partnership, and PowerGen US Investments Corp. (excluding PowerGen, collectively, the "Intermediate Companies"),/1/ each located at 53 New Broad Street, London EC2M 1SL, United Kingdom, and LG&E Energy Corp. ("LG&E Energy"), an

_________________
/1/ The Intermediate Companies either have been or will be formed prior to consummation of the Merger. The Intermediate Companies will require the approval of their respective boards of directors to engage in the activities contemplated by the application-declaration under this file number.

exempt holding company, and LG&E Capital Corp. ("LG&E Capital"), LG&E Energy Marketing Inc., and LG&E Power Inc., each located at 220 West Main Street, P.O. Box 32030, Louisville, Kentucky 40232, Louisville Gas and Electric Company ("LG&E"), one of its public-utility subsidiary companies, located at 220 West Main Street, P.O. Box 32010, Louisville, Kentucky 40232 and Kentucky Utilities Company ("KU"), another public-utility subsidiary company of LG&E Energy, located at One Quality Street, Lexington, Kentucky 40507 (collectively, "Applicants"), have filed a joint application-declaration ("Application-Declaration") under Sections 2(a)(7), 2(a)(8), 3(a)(1), 3(a)(2), 4, 5, 6(a), 7,
9(a), 10, 11(b), 12, 13, 14, 15 and 33 of the Act, and Rules 42, 43, 45, 46, 52,
53, 54, 80-91, 93, and 94 under the Act.


Summary of Proposal

  As described in more detail below, PowerGen proposes: (a) to acquire, by means of the merger described below ("Merger"), all of the issued and outstanding common stock of LG&E Energy/2/ ("LG&E Energy Common Stock") and, as a result of the acquisition of LG&E Energy Common Stock, indirectly acquire (i) all of LG&E Energy's interest in LG&E and KU, its electric and gas utility subsidiary companies, (ii) 20% of the common stock of Electric Energy, Inc. ("EEI"), (iii) 7.4% of the common stock of Ohio Valley Electric Company ("OVEC"), and (iv) all of the issued and outstanding common stock of LG&E Energy's nonutility subsidiaries; (b) to retain LG&E Energy and KU as subsidiary public utility holding companies exempt from registration under the Act pursuant to Sections 3(a)(1) and 3(a)(2), respectively; (c) to engage in acquisition-related financing transactions; (d) to retain the gas utility system of LG&E;
(e) to retain its existing utility and nonutility activities, businesses and investments; (f) to retain LG&E Energy's existing nonutility activities, businesses and investments; (g) that the Commission find that the Intermediate Companies and KU are not "holding companies" for purposes of Section 11(b)(2) of the Act; (h) to execute a system tax allocation agreement; (i) to establish a service company subsidiary; (j) to adopt utility and nonutility service company agreements; and (k) to maintain in place the existing financing arrangements of LG&E Energy and its subsidiaries and to engage in a variety of financing transactions subsequent to the Merger, including (i) external financings by PowerGen, US Holdings, LG&E Energy, LG&E and KU, (ii) intrasystem financings by the Intermediate Companies, LG&E Energy, and LG&E Energy's utility and nonutility subsidiary companies (collectively, the "U.S. Subsidiary Companies"),
(iii) increases in the number of shares authorized by any U.S. Subsidiary Company with respect to any capital security of the company, as well as alteration of the terms of any capital security, without further Commission authorization, (iv) guarantees and other credit support by PowerGen, US Holdings, LG&E Energy and the non-utility subsidiaries of LG&E Energy of securities and other obligations of their subsidiaries, (v) currency and interest rate hedging instruments, (vi) acquisition, redemption or retirement of securities, (vii) the formation of financing entities and the issuance by those entities of securities authorized to be issued

_________________
/2/ As more particularly described below, LG&E Energy will be merged into a Kentucky corporation to be formed as a direct wholly-owned subsidiary of PowerGen US Investments Corp. ("Merger Sub"), with LG&E Energy as the surviving entity.

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and sold under the authority requested in the Application-Declaration, (viii)
acquisition of intermediate subsidiaries for investing in exempt wholesale generators ("EWGs"), foreign utility companies ("FUCOs"), Rule 58 subsidiaries, exempt telecommunications companies ("ETCs") or other nonutility subsidiaries,
(ix) reorganization of the Intermediate Companies and the U.S. Non-Utility Subsidiaries,/3/ (x) using the proceeds of financing transactions in an amount equal to 100% of the PowerGen system's consolidated retained earnings post-Merger for additional investment in EWGs and FUCOs, (xi) financial reporting as described in the Application-Declaration; (xii) the payment by the U.S. Subsidiary Companies of dividends out of capital or unearned surplus; and (xiii) the payment by U.S. Non-Utility Subsidiaries of dividends out of capital or unearned surplus.

  Following consummation of the Merger, PowerGen will register with the Commission as a holding company under Section 5 of the Act. In addition, the Intermediate Companies will each register as holding companies under the Act. LG&E Energy and KU are currently exempt holding companies under Sections 3(a)(1) and 3(a)(2), respectively, of the Act and intend to retain that status following the Merger./4/

PowerGen and Subsidiaries

  PowerGen is a public limited company formed under the laws of England and Wales. Other than US Holdings, one of the Intermediate Companies, PowerGen currently has two direct subsidiaries, PowerGen UK plc ("PowerGen UK") and PowerGen Share Scheme Trustee Limited ("Share Trustee"). PowerGen UK was formed under the laws of England and Wales to serve as a holding company over PowerGen Energy (formerly East Midlands Electricity plc), a utility company, and the other subsidiaries of PowerGen that will not be in the LG&E Energy chain of ownership./5/ Prior to consummation of the Merger, PowerGen UK (or PowerGen Group Holdings, if applicable) will file a notification of FUCO status as it will qualify as a FUCO within the meaning of Section 33 of the Act. The parties expect that PowerGen UK (or PowerGen Group Holdings) will

___________________
/3/ U.S. Non-Utility Subsidiaries means the subsidiaries of LG&E Energy, other than the U.S. Utility Subsidiaries.

/4/ Notwithstanding this request, LG&E Energy and KU will be regulated under the Act as subsidiary companies of registered holding companies. KU will be regulated as a public utility subsidiary of a registered holding company, and LG&E Energy will be regulated as a nonutility subsidiary of a registered holding company.

/5/ PowerGen currently intends to establish a new unlimited liability holding company between PowerGen plc and PowerGen UK, to be called PowerGen Group Holdings. This is to permit PowerGen International Limited (the holding company for all of PowerGen's current overseas investments) to become a sister company, rather than a subsidiary, of PowerGen UK (which conducts PowerGen's U.K. businesses) while at the same time creating a single FUCO company with ownership of all FUCO businesses, except for those in the LG&E Energy Group.

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retain this status following the Merger. Share Trustee administers employee stock plans to benefit the employees of PowerGen.

  PowerGen UK's direct subsidiaries are: PowerGen East Midlands Investments; PowerGen CHP Ltd; PowerGen Energy Trading Ltd; PowerGen Investments Ltd; Cottam Development Centre Ltd; PowerGen Gas Ltd; Gen Net.Com Ltd; PowerGen Systems & Services; PowerGen Finance Ltd; Ergon Finance Ltd; PowerGen Energy Solutions; Ergon Nominees Ltd; Garnedd Power Co Ltd; Hams Hall Management Co Ltd; PowerGen Projects Consultancy Ltd; Ergon Insurance Ltd; PowerGen International Limited; LLPCo Holdings Ltd; and Yallourn Investments A Limited Partnership.

  PowerGen Energy is an electricity distribution company which supplies some 2.3 million residential and business customers and is the third largest regional electricity company in England and Wales with a service territory covering a 16,000 square kilometer area. PowerGen Energy operates a distribution network of over 67,000 kilometers of overhead lines and underground cables together with utility connections and metering services.

  The following describes PowerGen UK's other subsidiaries. PowerGen CHP Ltd and PowerGen CoGeneration Limited are the United Kingdom's leading developers and operators of combined heat and power plants (known as cogeneration in the United States). PowerGen Energy Trading Limited trades electricity, gas and oil in several markets in the United Kingdom and continental Europe. PowerGen Energy Solutions Limited provides tailored energy service products and advice to customers. PowerGen Investments Ltd holds renewable energy businesses developing wind farms. PowerGen Gas Limited operates natural gas pipelines in the United Kingdom. PowerGen International Limited is a power project developer involved in eleven projects in Europe, India, and Asia. Cottam Development Centre Ltd tests electric generation turbines in the United Kingdom. Gen Net.Com Ltd is an internet services provider; and PowerGen Systems & Services is an information technology services company. PowerGen Energy Solutions is an energy management company in the United Kingdom. Each of PowerGen Finance Ltd, Ergon Finance Ltd, Ergon Nominees Ltd, and LLPCo Holdings Ltd is an investment company holding interests in electric generating stations, power projects, and energy-related business interests. Garnedd Power Co Ltd owns a hydro electric plant in Wales. Hams Hall Management Co Ltd is a property management company. PowerGen Projects Consultancy Ltd is engaged in project management. Ergon Insurance Ltd is a captive insurance company formed in connection with the self-insured retention of certain of PowerGen UK's assets. Finally, Yallourn Investments, A Limited Partnership, is a financing partnership.

  PowerGen's ordinary shares are listed on the London Stock Exchange ("LSE"). PowerGen has an American Depositary Share ("ADS") program under which some of its shares trade in the United States as American Depositary Receipts ("ADRs") on the New York Stock Exchange ("NYSE"). According to a report filed by PowerGen with the Commission on March 29, 2000, in accordance with Section 12(b) of the Securities and Exchange Act of 1934 ("34 Act") on Form 20-F, PowerGen had issued and outstanding

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as of January 2, 2000: 649,726,502 ordinary shares, 50 pence par value per share, 49,998 shares of limited voting redeemable preference shares, 1 pound sterling par value per share, and one special share./6/ As of PowerGen's fiscal year ended January 2, 2000, PowerGen had revenues, net income and total assets of $6.058 billion, $1.819 billion, and $10.740 billion, respectively./7/


LG&E Energy and Subsidiaries

  LG&E Energy is an exempt holding company incorporated under the laws of the Commonwealth of Kentucky in 1989. Following consummation of the Merger, LG&E Energy will remain an exempt holding company under Section 3(a)(1) of the Act. (Similarly, KU, one of LG&E Energy's public utility subsidiary companies and itself a public utility holding company, will remain an exempt holding company under Section 3(a)(2) of the Act.) LG&E Energy and its subsidiaries will be subject to the jurisdiction of the Commission as part of the PowerGen registered holding company system. LG&E Energy and its subsidiaries are referred to in this notice as the "LG&E Energy Group" and the subsidiaries of LG&E Energy are referred to in this notice as the "LG&E Energy Subsidiary Companies."

  LG&E Energy owns virtually all of the voting securities of LG&E and KU, each of which is a public utility company under the Act.

  LG&E is engaged primarily in the generation, transmission, and distribution of electricity to approximately 366,000 customers in Louisville and adjacent areas in Kentucky. LG&E also purchases, distributes, and sells natural gas to approximately 295,000 customers within this service area and in limited additional areas. For the twelve months ended December 31, 1999, LG&E had electric operating revenues of $790.7

________________________
/6/ This special or "golden" share is held by the government of the United Kingdom and is effectively a governmental change-in-control regulation. In the case of PowerGen, Her Majesty's Government's golden share confers only the right to prevent certain actions, such as a person or group of persons from acquiring more than 15% of PowerGen's shares. This golden share does not entitle Her Majesty's Government to vote at meetings of PowerGen shareholders or exert any positive control over PowerGen or its business. Also, it does not restrict shareholder voting rights or affect the economics of the financial structure of PowerGen. The golden share in its effect is similar to the laws of some states in the United States, which prohibit the acquisition of more than a specified percentage (often 5% or 10%) of a holding company's voting power without prior governmental approval.

/7/ All figures are presented on a U.S. Generally Accepted Accounting Procedures ("U.S. GAAP") basis. The figures for revenues and net income were translated into dollars using a rate of U.S. $1.6172 for one pound, and the figure for total assets was translated using a rate of U.S. $1.6117 for one pound. Consistent with U.S. GAAP, PowerGen's share of joint ventures and associates' businesses is included in net income and assets but is omitted from revenues.

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million, gas operating revenues of $177.6 million, electric operating income of
$189.9 million, and gas operating income of $7.9 million. LG&E is subject to regulation by the Federal Energy Regulatory Commission ("FERC") and the Kentucky Public Service Commission ("Kentucky Commission").

  KU has received by order from the Commission an exemption from regulation (except for Section 9(a)(2)) as a holding company pursuant to Section 3(a)(2) of the Act, as KU is predominantly a public utility company whose operations do not extend beyond the state in which it is organized, Kentucky, and states contiguous, i.e., Virginia and Tennessee.

  KU is engaged in producing, transmitting, and selling electric energy to about 458,000 customers in over 600 communities and adjacent suburban and rural areas in 77 counties in central, southeastern and western Kentucky, and to about 29,000 customers in 5 counties in southwestern Virginia. In Virginia, KU operates under the name Old Dominion Power Company. KU also sells electric energy at wholesale for resale in 12 municipalities in Kentucky and one municipality in Pennsylvania. In addition, KU owns and operates a small amount of electric utility property in one county in Tennessee. For the twelve months ended December 31, 1999, KU had operating revenues of $937.3 million and operating income of $196.4 million. KU is subject to regulation by the FERC, Kentucky Commission, Virginia State Corporation Commission, and may also be subject to regulation by the Tennessee Regulatory Authority.

  Through its direct, wholly-owned public utility subsidiaries, LG&E Energy indirectly owns 20% of the common stock of EEI and 7.4% of the common stock of OVEC, each of which is a public utility company under the Act.

  In addition to its utility subsidiaries, LG&E Energy has the following direct, nonutility subsidiaries: LG&E Energy Foundation, Inc. ("LG&E Energy Foundation"); LG&E Energy Marketing Inc. (" LEM"); and LG&E Capital.

  LG&E Energy Foundation, a charitable foundation exempt from Federal income tax under Section 501(c)(3) of the Internal Revenue Code, makes charitable contributions to qualified entities. It is wholly-owned by LG&E Energy. As of December 31, 1999, the market value of the assets of LG&E Energy Foundation were $19.9 million.

  LEM engages in energy marketing and trading. Effective June 30, 1998, LEM discontinued its merchant trading and sales business; however, LEM maintains the technical systems and personnel necessary to engage in power marketing sale from assets it owns or controls.

  LG&E Capital is a holding company for non-utility investments. Through various subsidiaries and joint ventures, LG&E Capital is involved in numerous non-utility, energy-related businesses. LG&E Credit Corp., which is wholly-owned by LG&E Capital, offers consumer lending programs and services in Louisville. LG&E Capital's wholly-owned subsidiary, LG&E International Inc. ("LG&E International"), is a management and holding company for international energy project investments and

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operations. Each of the overseas projects in which LG&E International has interests qualify for FUCO status. LG&E Capital's wholly-owned subsidiary, LG&E Power, Inc., develops, operates, maintains, and owns interests in domestic power facilities that sell electric and steam energy to utility and industrial customers. Each of such facilities qualifies as an EWG or qualifying facility. WKE Corp., a holding company, and its subsidiaries, are currently wholly-owned by LG&E Capital. WKE Corp.'s subsidiaries operate the Big Rivers Electric Corporation's facilities./8/ Finally, CRC - Evans International, Inc., which is wholly-owned by LG&E Capital, provides equipment and services used in the construction and rehabilitation of gas and oil pipelines.

  LG&E Energy Common Stock is listed on the NYSE and the Chicago Stock Exchange. As of February 29, 2000, there were 129,677,030 shares of LG&E Energy Common Stock outstanding. As of and for the twelve months ended December 31, 1999, on a consolidated basis, LG&E Energy's assets, operating revenues, and net income were $5,133.8 million, $2,707.3 million, and $62.1 million, respectively.

The Proposed Merger and Subsequent Corporate Structure

  In accordance with an Agreement and Plan of Merger ("Merger Agreement"), dated as of February 27, 2000, among LG&E Energy, PowerGen, PowerGen US Investments Corp., a Delaware corporation to be formed as an indirect wholly-owned subsidiary of PowerGen, and Merger Sub, a Kentucky corporation to be formed as a direct wholly-owned subsidiary of PowerGen US Investments Corp., LG&E Energy will become an indirect, wholly-owned subsidiary of PowerGen. LG&E Energy will merge into Merger Sub, with LG&E Energy as the surviving entity.

  As consideration for each common share of LG&E Energy outstanding at the time of the Merger, LG&E Energy shareholders will receive $24.85 per share in cash, without interest./9/ LG&E Energy shareholders will not obtain any stock consideration from PowerGen in the Merger. Applicants state that the Merger is expected to have no effect on the outstanding public debt of the LG&E Energy Subsidiary Companies.


  PowerGen intends to establish the Intermediate Companies/10/ as intermediate holding companies in the corporate structure between PowerGen and LG&E Energy. The

__________________
/8/ It was determined by the Commission that none of WKE Corp.'s subsidiaries were public utility companies under the Act by virtue of their operation and maintenance of the Big Rivers Electric Corporation's generating facilities. See SEC No-Action Letter (July 13, 1998).

/9/ Under Kentucky corporate law, dissenting shareholders are entitled to seek the judicially determined value of their common stock in lieu of the $24.85 provided in the Merger Agreement.

/10/ Applicants note that there will be no third party holders of voting equity securities in the Intermediate Companies.

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Intermediate Companies exist primarily for the purpose of creating an economically efficient and viable structure for the transaction and the ongoing operations of PowerGen and the U.S. Subsidiary Companies. Applicants, however, note that certain adjustments in this structure may be necessary to reflect tax and accounting changes prior to consummation of the Merger.

  Section 11(b)(2) requires, in effect, that a registered holding company may not have as an indirect subsidiary a company which is itself a holding company as defined in the Act. Section 2(a)(7), which defines what constitutes a holding company within the meaning of the Act, provides that the Commission may, under certain circumstances, determine that a company is not a holding company
as defined in that Section.   Applicants propose that the Intermediate
Companies, LG&E Energy and KU not be deemed holding companies under Section 2(a)(7), solely for purposes of Section 11(b)(2).

  Following consummation of the Merger, PowerGen will file under Section 5 as a registered holding company, with LG&E Energy as an indirect wholly-owned subsidiary that is an exempt holding company. PowerGen will seek to qualify PowerGen UK (or PowerGen Group Holdings, if applicable)/11/ as a FUCO within the meaning of Section 33 of the Act. Applicants maintain that, as a FUCO, PowerGen UK will be exempt from all provisions of the Act, except as provided in Section
33. In this regard, Applicants seek confirmation that PowerGen's investment in PowerGen UK (or PowerGen Group Holdings, if applicable) at the time of consummation of the Merger will not be counted toward the limitation on "aggregate investment" for the purposes of Rule 53 under the Act. Applicants indicate that the proposed use of financing proceeds to, after the Merger, invest up to an additional 100 percent of PowerGen's consolidated retained earnings in EWGs or FUCOs will not have an adverse impact on LG&E, KU, or EEI, their respective customers, or on the ability of the state commissions having jurisdiction over such utility subsidiaries to protect such subsidiaries or such customers.

  Following consummation of the Merger, LG&E Energy Common Stock will be deregistered under the 1934 Act and delisted from the NYSE and the Chicago Stock Exchange. The Merger Agreement provides that the headquarters of LG&E Energy as the surviving entity will remain in Louisville, Kentucky, with offices for utility operations of LG&E remaining in Louisville, Kentucky, and of KU remaining in Lexington, Kentucky. The post-Merger LG&E Energy Board of Directors will be comprised of three directors, one of which will be a director or officer of LG&E Energy immediately prior to the Merger. These directors will hold office until their successors are duly elected or appointed and qualified. Also, those individuals serving on the Board of Directors of LG&E Energy at the time the Merger becomes effective shall serve on a U.S. Advisory Board to provide advice to PowerGen with respect to the operations of LG&E Energy and its subsidiaries, businesses and regulatory developments in the United States, and such other matters as the Advisory Board members, PowerGen, and LG&E Energy shall mutually agree.

_____________________
/11/ PowerGen may create a new holding company as a subsidiary of PowerGen and a parent of PowerGen UK; if it does so, PG Group Holdings would be the new entity.

Financing the Merger

  The acquisition price for the LG&E Energy Common Stock, based on the number of shares outstanding on February, 27, 2000, will be approximately $3.23 billion. PowerGen intends to finance the acquisition from borrowing under a fully committed bank facility, which was established on February 27, 2000, with five internationally recognized banks and was subsequently syndicated among a larger group. The credit facility provides for up to $4.0 billion in borrowings by PowerGen, US Holdings and other Intermediate Companies that are subsidiaries of US Holdings as approved in writing by the banks (the "Bank Loans" or "Credit Facility"). It is intended that US Holdings will borrow under the Credit Facility, guaranteed by PowerGen. The Credit Facility has a final maturity of 5 years from the date of signing. To the extent jurisdictional, Applicants request that US Holding's borrowing under the Credit Facility for the purpose of financing the Merger be authorized under the Act.

Retention of LG&E's Gas System

  Applicants request Commission authorization under Section 11 of the Act to retain the gas utility system of LG&E in addition to the integrated electric utility systems of LG&E and KU. Applicants maintain that LG&E's gas utility system satisfies the standard for being considered an integrated system under
Section 11 of the Act. Furthermore, Applicants indicate that the lost economies that would follow from requiring the divestiture of LG&E's gas utility system are substantial, both quantitatively and qualitatively, mandating the retention of the gas system.

Approval of New Tax Allocation Agreement

  Applicants ask the Commission to approve an agreement for the allocation of consolidated tax among PowerGen US Partnership, PowerGen US Investments Corp. and the LG&E Energy Group post-Merger (the "Tax Allocation Agreement"). Approval is necessary because the Tax Allocation Agreement will provide for the retention by the PowerGen entities within the consolidated group of certain payments for tax losses, rather than the allocation of such losses to subsidiary companies without payment as would otherwise be required by Rule 45(c)(5).

Subsidiary Service Company and Related Agreements

  Applicants propose to form a subsidiary service company of LG&E Energy, to be named LG&E Energy Services, Inc. ("LG&E Services"), to provide goods and services to members of the LG&E Energy Group, and to a lesser extent, to PowerGen and its other subsidiaries. Applicants request that LG&E Services be authorized pursuant to Section 13(b) and Rule 88 to provide goods and services to affiliates. In addition, Applicants propose that members of the PowerGen System may provide goods and services to the LG&E Energy Group. In particular, it is anticipated presently that most of the Trans-Atlantic goods and services will provided by PowerGen UK (or PowerGen Group

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Holdings, if applicable); however, Applicants do not seek authorization for
PowerGen UK (or PowerGen Group Holdings) to become a qualified as a service provider. Charges for services provided to public utility affiliates will comply with the "at cost" and fair and equitable requirements of Section 13. Applicants request that the Commission grant an exemption from the "at cost" requirement in respect of certain services to be provided to non-utility subsidiaries. Applicants seek Commission approval of the proposed Utility Service Agreement and the Non-Utility Service Agreement under Section 13 of the Act.

Financing Transactions

  As discussed more fully below, LG&E Energy and its subsidiaries, together with PowerGen and the Intermediate Companies, request authority to engage in a variety of financing transactions subsequent to the Merger. LG&E Energy and its subsidiaries seek authority to extend (unless noted otherwise below) through December 31, 2005 ("Authorization Period") the existing financing arrangements LG&E Energy and its subsidiaries, to the extent these arrangements are jurisdictional. In addition, Applicants seek authority for the following transactions through the Authorization Period:

  1.  PowerGen and US Holdings External Financing

  PowerGen and US Holdings propose to issue equity and debt securities in amounts that, except as noted below, would not aggregate more than $6 billion outstanding at any time during the Authorization Period ("Aggregate Limitation"). Debt incurred to finance the Merger, including any borrowings under the Credit Facility, would be included in the Aggregate Limitation. These securities could include, but would not necessarily be limited to, ordinary shares, preferred shares, options, warrants, long- and short-term debt (including commercial paper), convertible securities, subordinated debt, bank borrowings and securities with call or put options. In addition to the Aggregate Limitation, aggregate outstanding amounts of securities issued by PowerGen would be subject to the limits for each type of security described below:/12/

                    Security                           $ billions
Ordinary Shares, including options and warrants           4.0
Preferred stock                                           1.0
Short-term debt financing                                 4.0
Long-term debt financing                                  6.0

___________________
/12/ Further, Applicants have proposed that certain other conditions be imposed in the requested order, relating to, among other things, the capitalization of PowerGen, LG&E and KU.

     a.  Ordinary Shares

  PowerGen's common equity consists of ordinary shares, with a par value of 50 pence each, that are listed on the LSE. PowerGen currently has ADSs in the United States which trade as ADRs on the NYSE and are registered under the Securities Act of 1933, as amended ("33 Act"). PowerGen proposes to issue ordinary shares from time to time and seeks authority to do so.

  Ordinary share financings by PowerGen covered by this Application-Declaration may occur in any one of the following ways: (i) through a pro rata rights offering directly to existing shareholders; (ii) through underwriters or dealers pursuant to underwriting agreements of a type standard in the United Kingdom, the United States, or other places of sale; (iii) through agents; (iv) directly in private placements or other non-public offerings to a number of purchasers or a single purchaser; (v) directly to employees (or to trusts established for their benefit) and other shareholders through PowerGen's employee benefit schemes; (vi) through the issuance of bonus shares (i.e., stock splits or stock dividends) to existing shareholders; or (vii) through the issuance of options or warrants to acquire ordinary shares.

     PowerGen seeks authority to use its ordinary shares (or associated ADSs or ADRs) as consideration for acquisitions that are otherwise authorized under the Act. Among other things, transactions may involve the exchange of PowerGen equity securities for securities of the company being acquired in order to provide the seller with certain tax advantages. These transactions will be individually negotiated. The ability to offer stock as consideration provides both PowerGen and the seller of the business with flexibility. The PowerGen ordinary shares to be exchanged may, among other things, be purchased on the open market pursuant to Rule 42 or may be original issue. From the perspective of the Commission, the use of stock as consideration valued at market value is no different than a sale of common stock on the open market and use of the proceeds to acquire securities, the acquisition of which is otherwise authorized. For purposes of the $6.0 billion external financing limit, PowerGen ordinary shares used as consideration in an acquisition would be valued at market value based upon the last closing price of the ordinary shares on the LSE prior to the execution of the transaction agreement.

  In addition to other general corporate purposes, the ordinary shares will be used to fund employee benefit plans. PowerGen currently maintains three employee benefit plans pursuant to which its employees may acquire ordinary shares of PowerGen as part of their compensation: (a) PowerGen ShareSave Scheme; (b) the PowerGen Executive Share Option Scheme; and (c) the PowerGen Restricted Share Plan. In addition, PowerGen may adopt one or more other plans which will provide for the issuance and/or sale of PowerGen ordinary shares, share options and share awards to a group which has not yet been determined but may include directors, officers and employees of the companies in the PowerGen System. PowerGen requests authority to issue ordinary shares under the existing plans and such additional plans (collectively, "Plans") that may be developed in the future. All shares issued under the Plans will be valued, if ordinary shares, at market value based on the closing price on the LSE on the day before the issuance of the shares. Options issued by PowerGen to the Plans will be valued at zero until exercised.

  Ordinary shares for use under share plans may be newly issued or shares purchased in the open market by PowerGen or PowerGen Share Scheme Trust Limited. To the extent any issuance, sale or reacquisition of securities pursuant to the share plans are jurisdictional under the Act, Applicants request authorization thereof. Shares issued under the share plans will be included within the Aggregate Limitation.

     b. Preferred Stock

  US Holdings proposes to issue non-voting preferred stock from time to time during the Authorization Period. Any issuance of preferred securities would have dividend rates or methods of determining dividend rates, redemption provisions, conversion or put terms and other terms and conditions as US Holdings may determine at the time of issuance.

     c. Debt

  Each of PowerGen and US Holdings may engage in such short-term financing as each may deem appropriate in light of its needs and market conditions at the time of issuance. Such financing could include, without limitation, commercial paper sold in established U.S. or European commercial paper markets, lines of credit with banks or other financial institutions, and debt securities issued under an indenture or a note program.

  In addition, US Holdings proposes to issue long-term debt from time to time during the Authorization Period. Any long-term debt would have the designation, aggregate principal amount, interest rate(s) or method of determining the same, terms of payment of interest, redemption provisions, non-refunding provisions, sinking fund terms, put terms and other terms and conditions as are deemed appropriate at the time of issuance. In addition, the long-term debt may be convertible into preferred shares of US Holdings or ordinary shares of PowerGen authorized to be issued hereunder. The maturity of any long-term debt will not exceed 50 years.

  2.  Intermediate Company Financings

  Applicants seek Commission approval of financings by the Intermediate Companies as described below./13/

___________________
/13/ US Holdings and it direct subsidiary, PowerGen US Investments Ltd, will enter into parallel loans in order to effect a currency hedging transaction. The Applicants believe that, although the transaction will be booked as loans, they do not constitute loans or extensions of credit within the meaning of Section 12(a) of the Act. See The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000).

  The portion of an individual Intermediate Company's aggregate financing to be effected through the sale of equity securities to its immediate parent company during the Authorization Period cannot be determined at this time. It may happen that the proposed sale of capital securities may in some cases exceed the capital stock of a given Intermediate Company authorized at the date of the Merger, in which case such limit will be increased. In addition, an Intermediate Company may choose to use other forms of capital securities. Capital stock includes common stock, ordinary shares, preferred stock, other preferred securities, options and/or warrants convertible into common or preferred stock, rights, and similar securities. As needed to accommodate the sale of additional equity, Applicants request the authority to increase the amount or change the terms of any Intermediate Company's authorized capital securities, without additional Commission approval, except as provided below. The terms that may be changed include dividend rates, conversion rates and dates, and expiration dates. Applicants note that except for the financings of US Holdings described above, each of the Intermediate Companies will be wholly-owned directly or indirectly by PowerGen and will not have third-party investors.

  Each Intermediate Company and LG&E Energy also proposes to borrow from its parent company. Such inter-company loans would be on terms and conditions not materially less favorable than those obtainable by US Holdings from third parties.

  3. LG&E Energy Group Financings

     a. Existing Financing Authority

   To the extent the Commission will have jurisdiction over the existing financing arrangements of LG&E Energy and its subsidiaries after the Merger, Applicants seek Commission approval to retain the existing financing arrangements of the LG&E Energy Group, which, to this date have been exempt from Commission authorization. Although LG&E Energy will remain an exempt holding company under Section 3(a)(1) of the Act following consummation of the Merger, because it will be part of a registered holding company system its financing arrangements will come under the jurisdiction of the Commission. Applicants request that the Commission authorize the existing financing arrangements through the Authorization Period.

     b. External Financings

  LG&E Energy proposes to obtain funds externally through sales of short-term debt securities, which include commercial paper and bank financings. The aggregate amount of short-term debt of LG&E Energy to be outstanding at any one time during the Authorization Period shall not exceed $400 million. Such financing could include, without limitation, commercial paper sold in established U.S. or European commercial paper markets, lines of credit with banks or other financial institutions, and debt securities issued under an indenture or a note program.

  All securities of LG&E and KU, except for securities with maturities of two years or less, are approved by the Kentucky Commission. Accordingly, authority is requested for LG&E and KU to maintain outstanding any such existing debt with maturities of two years or less and to issue debt with maturities of two years or less and to one or more associate or non-associate lenders in an aggregate principal amount to be outstanding at any one time during the Authorization Period not to exceed $400 million for LG&E and $400 million for KU.

     c. Inter-Company Loans

  The activities of LG&E Energy and the U.S. Non-Utility Subsidiaries are financed through inter-company loans./14/ The sources of funds include internally generated funds and proceeds of external financings. The Applicants request authorization to maintain in place the existing inter-company loans. The Applicants also request authorization for additional inter-company loans among LG&E Energy and the U.S. Non-Utility Subsidiaries in a net principal amount at any one time outstanding not to exceed $1.0 billion.

     d. Money Pools

  LG&E Energy, LG&E and KU currently participate in a money pool (the "LG&E Money Pool"). Through the LG&E Money Pool, LG&E and KU make unsecured short-term borrowings from the money pool and contribute surplus funds to the money pool. LG&E Energy contributes surplus funds to the LG&E Money Pool, but does not borrow from the LG&E Money Pool. LG&E Energy requests that the Commission authorize the continuation of the LG&E Money Pool for an interim period of not to exceed two years (the "Transition Period") to permit LG&E to make a transition from the LG&E Money Pool to the Utility Money Pool and the Non-Utility Money Pool as discussed below.

  LG&E Energy proposes to form two new money pools: a money pool for its public utility subsidiaries ("Utility Money Pool"), and a money pool for its nonutility subsidiaries ("Non-Utility Money Pool").

  Under the Utility Money Pool, short-term funds would be available from the following sources for short-term loans to the U.S. Utility Subsidiaries from time to time: (a) surplus funds in the treasuries of Utility Money Pool participants; (b) surplus funds in the treasury of LG&E Energy; and (c) proceeds from bank borrowings by Utility

____________________
/14/ If LG&E is denied its request for continuing exemption under Section 3(a)(1) of the Act, these inter-company loans would violate Section 12(a) of the Act. In such event, LG&E Energy requests that these borrowings and extensions of credit not be deemed illegal under the Act, pending their repayment over a reasonable period of time. Because of the amount of the borrowings, LG&E Energy requests that it be granted two years from the date of the order authorizing proposals in the Application-Declaration to repay these borrowings and eliminate the extensions of credit.

Money Pool participants or the sale of commercial paper by the Utility Subsidiaries for loan to the Utility Money Pool. Each of LG&E and KU may borrow up to $200 million at any one time outstanding from the Utility Money Pool.

  If only internal funds make up the funds available in the Utility Money Pool, the interest rate applicable and payable to or by the participants for all loans of such internal funds outstanding on any day will be the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal on the preceding business day.

  If only external funds comprise the funds available in the Utility Money Pool, the interest rate applicable to loans of such external funds would be equal to the lending company's cost for such external funds (or, if more than one Utility Money Pool participant had made available external funds on such day, the applicable interest rate would be a composite rate equal to the weighted average of the cost incurred by the respective Utility Money Pool participants for such external funds).

  In cases where both internal funds and external funds are concurrently borrowed through the Utility Money Pool, the rate applicable to all loans comprised of such "blended" funds would be a composite rate equal to the weighted average of (a) the cost of all internal funds contributed by Utility Money Pool participants and (b) the cost of all such external funds. In circumstances where internal funds and external funds are available for loans through the Utility Money Pool, loans may be made exclusively from internal funds or external funds, rather than from a "blend" of such funds, to the extent it is expected that such loans would result in a lower cost of borrowings.

  The Non-Utility Money Pool would be operated substantially on the same terms and conditions as the Utility Money Pool.

  4.  Guarantees

  PowerGen and US Holdings request authorization to enter into guarantees, extend credit, obtain letters of credit, enter into guaranty-type expense agreements or otherwise provide credit support with respect to the obligations of the U.S. Subsidiary Companies as may be appropriate to enable these system companies to carry on their respective authorized or permitted businesses. Guarantees entered into by PowerGen and US Holdings would not be subject to the Aggregate Limitation, but instead would be subject to a separate $ 2.5 billion limit ("PowerGen Guarantee Limitation") based on the amount at risk.

  The LG&E Energy Group has in place certain guarantees and other credit support arrangements, which arrangements will remain in place following the Merger. These guarantees and other credit support arrangements are described in the Application-Declaration. The Applicants request authorization to retain outstanding these guarantees and other credit support arrangements.

  LG&E Energy requests authorization to enter into guarantees, extend credit, obtain letters of credit, enter into guaranty-type expense agreements or otherwise provide credit support with respect to the obligations of its subsidiary companies. Guarantees entered into by LG&E Energy would be subject to a separate $1.5 billion limit, based on the amount at risk.

  In addition, the Applicants request authorization for the LG&E Energy's non-utility subsidiaries to enter into guarantees, extend credit, obtain letters of credit, enter into expense agreements or otherwise provide credit support with respect to the obligations of any of such non-utility subsidiaries as may be appropriate to enable such company to carry on its business, in an aggregate principal amount not to exceed $1.5 billion outstanding at any one time, exclusive of (a) any such guarantees existing on the date of the Merger and identified in the Application-Declaration and (b) any such guarantees that may be exempt pursuant to Rule 45(b).

  5.  Interest Rate and Currency Risk Management Devices

  The U.S. Subsidiary Companies request authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates and currency exchange rates, including but not limited to interest rate and currency swaps, caps, floors, collars and forward agreements or any other similar agreements.

  6.  Acquisition, Redemption, or Retirement of Securities

  Each of PowerGen and the U.S. Subsidiary Companies proposes from time to time during the Authorization Period to acquire, redeem, or retire its securities or those of its direct and indirect subsidiaries, which securities may be either outstanding presently or issued and sold in the future (i.e., from the date of this Application until the end of the Authorization Period).

  7.  Other Securities

  In addition to the specific securities for which authorization is sought in the Application-Declaration, PowerGen and the U.S. Subsidiary Companies may issue other types of securities during the Authorization Period that are not exempt from prior Commission approval. PowerGen and the U.S. Subsidiary Companies request that the Commission reserve jurisdiction over the issuance of such additional types of securities except to the extent these securities are exempt pursuant to Rules 45 or 52.

  8.  Financing Entities

  Authority is sought for US Holdings and the LG&E Energy Subsidiary Companies to organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financings through their issuance to third parties of trust preferred securities or other securities authorized by the Application-Declaration or issued pursuant to an applicable exemption. Request is also made for authorization for these financing entities to issue such securities to third parties in the event such issuances are not exempt pursuant to Rule 52. Additionally, request is made for authorization with respect to (i) the issuance of debentures or other evidences of indebtedness by any of US Holdings and the LG&E Energy Subsidiary Companies to a financing entity in return for the proceeds of the financing, (ii) the acquisition by any of PowerGen or the U.S. Subsidiary Companies of voting interests or equity securities issued by the financing entity to establish ownership of the financing entity, and (iii) the guarantee by US Holdings or LG&E Energy Subsidiary Companies of such financing entity's obligations in connection therewith. Any amounts issued by such financing entities to third parties pursuant to these authorizations will count against the external financing limit authorized in the Application-Declaration for US Holdings or the LG&E Energy Subsidiary Companies, as applicable. However, the underlying intra-system mirror debt and guarantee will not count against any applicable intercompany financing limit or the separate US Holdings or the LG&E Energy Subsidiary Companies guarantee limits.

  9. Intermediate Subsidiaries Reorganization

  LG&E Energy and its U.S. Non-Utility Subsidiaries propose to acquire the securities of one or more intermediate subsidiaries ("LG&E Energy Intermediate Subsidiaries"), which would be organized exclusively for the purpose of acquiring, holding, and/or financing the acquisition of the securities of, or other interest in, one or more EWGs, FUCOs, Rule 58 subsidiaries, ETCs or other non-exempt U.S. non-utility subsidiaries, provided that the LG&E Energy Intermediate Subsidiaries may also engage in development activities and administrative activities relating to such subsidiaries.

  Investments in LG&E Energy Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any LG&E Energy Intermediate Subsidiaries. Funds for any direct or indirect investment by LG&E Energy in any LG&E Energy Intermediate Subsidiary will be derived from (1) financings authorized in the Application-Declaration; (2) any appropriate future debt or equity securities issuance authorization obtained by LG&E Energy or a non-utility subsidiary from the Commission; and (3) other available cash resources, including proceeds of securities sales by a non-utility subsidiary of LG&E Energy pursuant to Rule 52 under the Act.

  10.  Reorganization

  The Intermediate Companies seek a general grant of authority to restructure the capital structure of the Intermediate Companies from time to time, in order to reflect tax and accounting changes after the Merger, without the need to apply for or receive prior Commission approval, on the condition that the reorganization will not result in (i) any Intermediate Company being organized under any jurisdiction other than a member state of the European Union with which the United States has a Double Taxation Treaty, or a state of the United States, (ii) any Intermediate Companies not being wholly-owned, directly or indirectly, by PowerGen or, other than in respect of the debt and preferred stock of US Holdings, having third party investors, (iii) the Intermediate Companies being engaged in any business or trade other than the business of owning, directly or indirectly, equity securities of LG&E Energy and the financing transactions described in the Application-Declaration, and (iv) any of the Intermediate Companies being regulated by United Kingdom or other third country regulatory authorities having jurisdiction over electricity rates and service. Such restructurings may involve the creation of new, or the elimination of existing, Intermediate Companies or the consolidation of Intermediate Companies and/or the re-incorporation of an Intermediate Company in a different jurisdiction.

  PowerGen also seeks a general grant of authority to establish a new subsidiary to serve as a capital corporation that may borrow funds from and loan funds to Intermediate Companies to facilitate the efficient repatriation of funds from the non-U.K. organized Intermediate Companies or their subsidiaries to the U.K. organized Intermediate Companies.

  In addition, LG&E Energy seeks a general grant of authority to restructure its non-utility interests from time to time, without the need to apply for or receive prior Commission approval, on the condition that the reorganization will not result in the entry by the non-utility subsidiaries into new lines of business that have not previously been authorized by the Commission or that are not permissible on an exempt basis under the Act or Commission Rule. Such restructurings may involve the creation of new, or the elimination of existing, LG&E Energy Intermediate Subsidiaries, the consolidation of U.S. Non-Utility Subsidiaries, the spin-off of a portion of an existing business of a U.S. Non-Utility Subsidiary to another U.S. Non-Utility Subsidiary, the re-incorporation of an existing U.S. Non-Utility Subsidiary in a different state, the transfer of authority from one U.S. Non-Utility Subsidiary to another, the transfer or sale of one U.S. Non-Utility Subsidiary, or its assets, to LG&E Energy or another U.S. Non-Utility Subsidiary, or other similar type arrangements.

  11.  EWG/FUCO-Related Financings

  As a general matter, PowerGen intends to fund its FUCO activities at the level of its first-tier subsidiary, PowerGen UK (or PowerGen Group Holdings, as applicable), under which PowerGen subsidiaries other than the U.S. Subsidiary Companies/15/ will be segregated./16/ However, under certain circumstances, it may be desirable from time to time for PowerGen to provide some additional investment capital or credit support for

_________________________
/15/ The U.S. Subsidiary Companies means LG&E Energy, the LG&E Energy Subsidiary Companies, and the Intermediate Companies.

/16/ As noted earlier, PowerGen and LG&E Energy have asked that PowerGen's investments in PowerGen UK, which will claim status as a FUCO under Rule 53, not be counted in the determination of "aggregate investment" as defined in the Rule.

FUCO acquisitions or operations. To that end, PowerGen is seeking authority to finance after the Merger additional EWG and FUCO investments and operations in an aggregate amount of up to 100% percent of its consolidated retained earnings at any one time outstanding during the Authorization Period./17/ Such financings may include the issuance or sale of securities for the purpose of financing the acquisition or operations of an EWG or FUCO, or the guarantee of a security of an EWG or FUCO.


Payment of Dividends

  Applicants will use the purchase method of accounting for the Merger. Under this method of accounting, the premium to be paid to acquire LG&E Energy will result in the accrual by the PowerGen system of a substantial amount of goodwill that will have to be amortized, although such amortization will have no effect on the cash flow of PowerGen and its subsidiaries. Applicants have been advised that, under applicable accounting rules, the premium paid in the Merger will not be "pushed down" to the LG&E Energy Group. However, changes in circumstances may result in such a "push down" or similar non-cash charge to retained earnings. Accordingly, PowerGen and the US Subsidiary Companies request authority to pay dividends out of additional paid-in capital up to the amount of LG&E Energy's consolidated retained earnings just prior to the Merger and out of earnings before the amortization of goodwill thereafter. In no case would such dividends be paid by LG&E Energy out of paid-in capital if the common stock equity of LG&E Energy as a percentage of consolidated retained earnings was below 30% on a consolidated basis.

  LG&E Energy anticipates that there will be situations in which one or more of its direct or indirect U.S. Non-Utility Subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus. Accordingly, LG&E Energy requests authorization, on behalf of the direct and indirect U.S. Non-Utility Subsidiaries, that such U.S. Non-Utility Subsidiary companies be permitted to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus capital (including revaluation reserve), to the extent permitted under applicable corporate law.

Reporting

  Applicants will file Form U5S annually with the Commission within 120 days of the close of PowerGen's fiscal year. In addition, PowerGen will continue to file a Form 20-F annually with the Commission, a semiannual report containing earnings information, and reports on Form 6-K containing material announcements as made.

_______________
/17/ Applicants state that PowerGen cannot fully comply with some of the technical requirements of Rule 53(a).

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

  It is proposed that, with respect to PowerGen which, as noted above, has registered under the 1934 Act, the reporting systems of the 1934 Act and the 1933 Act be integrated with reports under the 1935 Act. The Applicants propose to incorporate by reference into the Rule 24 certificates of notification the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding.

  Applicants further propose to provide Rule 24 certificates semi-annually, which is consistent with the financial reporting requirements in the United Kingdom.

  Applicants request an exemption from Rule 26(a)(1) under the 34 Act, regarding the maintenance of financial statements in conformity with Regulation S-X, for any existing subsidiary of PowerGen UK (or PowerGen UK Holdings as of its formation) organized outside the United States. Any FUCO acquired directly or indirectly by PowerGen subsequent to the issuance of an order in the Application-Declaration will become part of PowerGen's consolidated financial statements, and PowerGen will reconcile such statements to U.S. GAAP in the same manner as required by Form 20-F.

  Applicants further propose that their Form U5S filings will include PowerGen's consolidated financial statements in the format required by Form 20-F, i.e., U.K. GAAP format with reconciliations to U.S. GAAP.

Foreign Utility Companies

  Prior to the closing of the proposed transactions, PowerGen UK will file a Form U-57 to perfect its exemption as a FUCO. Thereafter, Applicants believe that PowerGen UK will be exempt from all provisions of the Act -- except with respect to transactions with PowerGen and its non-FUCO subsidiary companies. While FUCO interests will form the largest part of PowerGen UK's interests, PowerGen UK will have certain non-FUCO subsidiaries. Accordingly, Applicants seek to rely on Section 33 to acquire and hold certain nonexempt interests in connection with their FUCO holdings. Applicants request that the Commission find these "other businesses" to be consistent with the policies and provisions of the Act, so long as: (i) all direct or indirect investments in these businesses for which there is recourse, directly or indirectly, to the registered holding company will be counted toward "aggregate investment" for purposes of Rule 53; and (ii) there are appropriate safeguards to protect the interests of U.S. ratepayers from the adverse effects, if any, that may be associated with the foreign operations.

Exemption from Registration

  LG&E Energy and KU currently enjoy exemption from registration under the Act pursuant to Sections 3(a)(1) and 3(a)(2) of the Act, respectively. Applicants seek a declaration from the Commission that LG&E Energy and KU may remain exempt holding companies under Sections 3(a)(1) and 3(a)(2), respectively, although following consummation of the Merger, the Intermediate Companies and PowerGen plan to register under Section 5 of the Act. In the event the Commission does not grant the relief requested, LG&E Energy or KU, as applicable, would register under Section 5 of the Act.

  For the Commission, by the Division of Investment Management, under delegated authority.



Jonathan G. Katz
Secretary

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